SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 20, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 20, 2017 regarding “Ericsson reports third quarter results 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 20, 2017

THIRD QUARTER 2017

Stockholm, October 20, 2017

THIRD QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -6% YoY. Sales adjusted for comparable units and currency declined by -3%.	3

•	Networks sales declined by -4% YoY. Sales adjusted for comparable units, currency and the rescoped managed services contract in North America, increased slightly.	7

•	Gross margin was 25.4% (28.3%). Adjusted1) gross margin was 30.0% (29.4%) driven by increased adjusted1) gross margin in Networks.	4

•	Operating income was SEK -4.8 (0.3) b. Adjusted1) operating income declined to SEK 0.0 (1.6) b. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK -1.5 (0.5) b.	4

•	As communicated in the second quarter report 2017, the company identified an increased risk of further market and customer project adjustments. In the quarter provisions and adjustments were made impacting operating income by SEK -2.3 b., with limited effect on cash flow.	3

•	As a result of the ongoing cost reductions, restructuring charges of SEK -2.8 (-1.3) b. were taken in the quarter. This included a write-down of SEK -1.6 b. related to the decision to close and divest the ICT center in Canada.	4

•	Cash flow from operating activities was SEK 0.0 (-2.3) b. Free cash flow2) was SEK -0.5 (-5.0) b. Net cash per Sept. 30, 2017, was SEK 24.1 (16.3) b.	11

1)	Adjusted: the numbers are adjusted for restructuring charges and for certain other items affecting comparability in 2017.
2)	Free cash flow: Cash flow from operating activities less net capital expenditures and other investments, see APMs at the end of the report.

SEK b.	Q3 2017	Q3 2016	YoY change	Q2 2017	QoQ change	9 months 2017	9 months 2016
Net sales	47.8	51.1	-6%	49.9	-4%	144.1	157.4
Net sales adjusted for certain items affecting comparability in 2017	47.7	51.1	-7%	49.9	-5%	145.4	157.4
Sales growth adj. for comparable units and currency	—	—	-3%	—	1%	-11%	-8%
Gross margin	25.4%	28.3%	—	27.9%	—	22.6%	31.4%
Gross margin excluding restructuring charges and adjusted for certain items affecting comparability in 2017	30.0%	29.4%	—	29.8%	—	30.1%	32.2%
Operating income	-4.8	0.3	—	-1.2	—	-18.4	6.6
Operating income excluding restructuring charges and adjusted for certain items affecting comparability in 2017	0.0	1.6	-102%	0.3	-114%	1.3	9.5
Operating margin	-10.0%	0.7%	—	-2.5%	—	-12.7%	4.2%
Operating margin excluding restructuring charges and adjusted for certain items affecting comparability in 2017	-0.1%	3.1%	—	0.6%	—	0.9%	6.0%
Net income	-4.3	-0.2	—	-1.0	—	-16.2	3.5
EPS diluted, SEK	-1.34	-0.07	—	-0.30	—	-4.93	1.01
EPS (non-IFRS), SEK3)	-0.55	0.34	-262%	0.17	—	-2.80	2.04
Cash flow from operating activities	0.0	-2.3	-99%	0.0	—	-1.6	-5.4
Net cash, end of period	24.1	16.3	48%	24.0	0%	24.1	16.3

3)	EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  Third Quarter Report 2017

CEO COMMENTS

We continue to execute on our focused business strategy. While more remains to be done we are starting to see some encouraging improvements in our performance despite a continued challenging market. Networks showed a slight sales growth year over year, adjusted for the rescoped managed services contract in North America and for currency. Networks adjusted1) operating margin was 11%. While losses continue in IT & Cloud, we see increased stability in product roadmaps and projects.

The general market conditions continue to be tough. Sales adjusted for comparable units and currency declined by -3% YoY. Sales in North America, adjusted for comparable units, currency and the rescoped managed services contract were stable. We also saw growth returning in several countries as operators are increasing their investments in network capacity. Sales in Mainland China declined as the market is normalizing following a period of significant 4G deployments, representing more than 60% of global 4G volumes in the industry. We have managed to increase our LTE market shares in Mainland China to position Ericsson in 5G. However, this will have a dilutive effect on gross margin in Mainland China in Q4 2017, but the ambition is to continue to deliver double digit adjusted operating margin in Networks in Q4 2017.

Reported operating income was negative at SEK -4.8 (0.3) b. in the quarter while the operating income, adjusted for restructuring, additional provisions and adjustments as well as a gain from divestment of the power modules business, was SEK 0.0 (1.6) b. Operating income was negatively impacted by higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs of SEK -1.5 (0.5) b. As described in the second quarter report, we have reduced capitalization of development expenses and deferral of hardware costs due to technology and portfolio shifts.

As communicated in the Q2 2017 report we have identified an increased risk of further market and customer project adjustments, considering the current market environment and our focused strategy. In total, the negative impact on results was then estimated to be SEK 3-5 b. until mid-2018. In the quarter, costs of SEK 2.3 b. impacted the result, with limited effect on cash flow. With current visibility, we believe we will be in the higher end of the range of the risk estimate.

Restructuring charges in the quarter were SEK -2.8 b. including a write-down of SEK -1.6 b. related to one of our global ICT centers, as rapid technology development allows us to consolidate test activities to the two remaining centers. For full-year 2017 we expect restructuring charges to be approximately SEK 9-10 b.

In the quarter, we have accelerated cost and efficiency measures, which are key in our focused strategy. Activities to reduce the workforce have been initiated in many markets. In the quarter, there was a net reduction of 3,000 employees despite 1,100 new recruitments in R&D. We expect efficiency improvements to accelerate in the fourth quarter to reach an annual run-rate effect of at least SEK 10 b. by mid-2018.

Sales in Networks grew, adjusted for currency and the previously communicated rescoped managed services contract in North America. Higher hardware capacity sales and a more competitive product portfolio resulted in an adjusted1) operating margin of 11% (9%). The Ericsson Radio System portfolio, accounting for 55% of total radio volumes year to date, is proving competitive, contributing both to improved earnings and a stronger market position.

The work to focus the managed services business and to review under-performing contracts continues. To date we have either exited, renegotiated or transformed 13 out of the 42 contracts, resulting in an annualized profit improvement of SEK 0.4 b.

In IT & Cloud, sales declined and losses increased in the quarter. The increase in QoQ losses is largely due to higher amortization than capitalization of development expenses of SEK -0.7 (0.4) b. Our turn-around plan builds on stability, profitability and growth in that order. The initial focus has been on stabilizing both product roadmaps and challenging contracts. We have made good progress in the quarter. However, securing deliveries on large transformation projects puts pressure on gross margin in the near term.

The IT & Cloud business is of strategic importance as our customers are preparing for 5G and will digitalize their operations and invest in a future network architecture based on software-defined logic.

We now expand our focus to improve profitability through increased efficiency in service delivery. In addition, we will scale the software part of the business mix and increase the level of pre-integration services, which will lead to a higher gross margin but lower services sales. Positive effects on gross margin are expected in 2018.

Despite continued decline in legacy product sales there is good traction in our new media portfolio with several important wins in the quarter. We have accelerated our efficiency measures and continue to pursue strategic opportunities for this business.

Managing our cash is a top priority. Free cash flow2) in the quarter was SEK -0.5 (-5.0) b., driven by reductions in working capital and lower CAPEX. Our net cash position remained solid at SEK 24.1b.

We remain fully committed to our focused business strategy. We continue to invest to secure technology leadership and year to date we have recruited more than 1,000 R&D employees in Networks. Customers give positive feedback on both our long-term strategy and on our current 5G-ready portfolio.

Börje Ekholm

President and CEO

1)	Adjusted: the numbers are adjusted for restructuring charges and for certain other items affecting comparability in 2017.
2)	Free cash flow: Cash flow from operating activities less net capital expenditures and other investments, see APMs at the end of the report.

2      Ericsson  |  Third Quarter Report 2017

FINANCIAL HIGHLIGHTS

SEK b.	Q3 2017	Q3 2016	YoY change	Q2 2017	QoQ change	9 months 2017	9 months 2016
Net sales	47.8	51.1	-6%	49.9	-4%	144.1	157.4
Of which Networks	35.5	37.0	-4%	36.8	-4%	107.2	117.2
Of which IT & Cloud	10.3	11.7	-12%	10.9	-6%	30.7	33.0
Of which Other	2.0	2.3	-13%	2.2	-8%	6.2	7.1
Gross income	12.1	14.5	-16%	13.9	-13%	32.5	49.3
Gross margin (%)	25.4%	28.3%	—	27.9%	—	22.6%	31.4%
Research and development expenses	-10.5	-7.9	34%	-8.4	26%	-28.0	-22.7
Selling and administrative expenses	-6.8	-6.2	10%	-7.1	-3%	-23.7	-20.1
Other operating income and expenses	0.4	0.0	—	0.2	74%	0.8	0.0
Operating income	-4.8	0.3	—	-1.2	—	-18.4	6.6
Operating margin	-10.0%	0.7%	—	-2.5%	—	-12.7%	4.2%
for Networks	1%	8%	—	7%	—	2%	11%
for IT & Cloud	-41%	-15%	—	-26%	—	-52%	-16%
for Other	-48%	-32%	—	-44%	—	-77%	-22%
Financial net	-0.3	-0.6	-47%	0.1	—	-0.7	-1.6
Taxes	0.8	0.1	—	0.2	—	2.9	-1.5
Net income	-4.3	-0.2	—	-1.0	—	-16.2	3.5
Restructuring charges	-2.8	-1.3	123%	-1.5	86%	-6.1	-2.9

Q3 2017 ADJUSTED FOR RESTRUCTURING CHARGES AND CERTAIN OTHER ITEMS AFFECTING COMPARABILITY

SEK b.	Q3 2017 reported	Restructuring charges	Provisions and customer project adjustments	Gain from divestment of Power Modules	Q3 2017 adjusted	Q3 2016 adjusted	Q2 2017 adjusted	Q1 2017 adjusted
Net sales	47.8	—	-0.1	—	47.7	51.1	49.9	47.8
Cost of sales	-35.7	0.8	1.5	—	-33.4	-36.1	-35.1	-33.2
Gross income	12.1	0.8	1.3	—	14.3	15.0	14.9	14.6
Gross margin (%)	25%	—	—	—	30%	29%	30%	31%
Research and development expenses	-10.5	1.9	—	—	-8.6	-7.3	-8.0	-6.7
Selling and administrative expenses	-6.8	0.1	0.9	—	-5.8	-6.0	-6.8	-7.0
Other operating income and expenses	0.4	—	—	-0.3	0.1	0.0	0.2	0.1
Operating income	-4.8	2.8	2.3	-0.3	0.0	1.6	0.3	1.1
for Networks	0.4	1.5	2.2	-0.3	3.8	3.4	3.5	4.3
for IT & Cloud	-4.2	1.1	0.0	—	-3.1	-1.1	-2.4	-2.2
for Other	-1.0	0.2	0.0	—	-0.8	-0.7	-0.8	-1.0
Operating margin	-10%	—	—	—	0%	3%	1%	2%

Restructuring charges, provisions and adjustments related to customer projects had a significant negative impact on the reported Q3 2017 result. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported decreased by -6 % YoY. Networks sales declined by -4% YoY, partly due to the earlier communicated rescoped managed services contract in North America effective as from Q4, 2016. Sales in IT & Cloud and Other declined YoY by -12% and -13% respectively, mainly due to the continued decline in legacy product sales. Sales adjusted for comparable units and currency decreased -3% YoY.

Sequential sales were down -4%, impacted by lower exchange rate between USD and SEK and by seasonality. Sales, adjusted for comparable units and currency, increased by 1%.

Total sales of Managed Services as defined in 2016, including Broadcast Services, were SEK 6.2 (7.2) b. The decline is mainly an effect of the earlier communicated rescoped managed services contract in North America. The definition of Managed Services will be adjusted by Jan 1, 2018, at the latest, to mirror the new organization.

IPR licensing revenues

IPR licensing revenues declined to SEK 1.9 (2.0) b. YoY and from SEK 2.0 b. QoQ, due to a weaker USD to SEK.

Provisions and customer project adjustments

As announced in the Q2 report, 2017, the company identified a risk of further market and customer project adjustments, which would have a negative impact on results, of an estimated SEK 3-5 b., up to mid-2018. In the quarter, SEK 2.3 b. of provisions and adjustments were made, of which SEK 2.1 b. had no impact on cash outflow. The SEK 2.3 b. relates mainly to consequences of strategy implementation and changes in market environment in certain countries. The lion’s share relates to ongoing negotiations of customer contract executions and SEK 0.9 b. is for impairment of trade receivables.

3      Ericsson  |  Third Quarter Report 2017

Gross margin

Gross margin declined to 25.4% (28.3%) due to the additional provisions and adjustments made in the quarter. The adjusted gross margin increased to 30.0% (29.4%) with an improved gross margin in Networks, partly offset by a lower gross margin in IT & Cloud.

Gross margin decreased sequentially to 25.4% from 27.9% due to the additional provisions and adjustments. The adjusted gross margin increased slightly QoQ to 30.0% from 29.8%, with an improved gross margin in Networks partly offset by a decreased gross margin in IT & Cloud.

Higher recognition than deferral of hardware costs had a negative effect on Networks gross margin of SEK -0.4 (0.1) b. In Q2 there was no negative effect of deferral of hardware costs. For more details, see section Consequences of technology and portfolio shifts.

Operating expenses

Operating expenses increased to SEK 17.4 (14.1) b. mainly due to SEK 1.3 b. of higher restructuring charges and SEK 0.9 b. of additional provisions and adjustments made in the quarter. Adjusted operating expenses increased to SEK 14.4 (13.4) b. due to increased R&D expenses at SEK 8.6 (7.3) b. The adjusted R&D expenses increased mainly due to higher amortized than capitalized development expenses with a negative effect of SEK -0.6 (0.8) b.

Adjusted selling and administrative expenses declined to SEK 5.8 (6.0) b.

Operating expenses increased sequentially to SEK 17.4 b. from SEK 15.4 b. due to additional provisions and adjustments of SEK 0.9 b. and increased restructuring charges of SEK -2.0 (0.6) b. Adjusted operating expenses decreased QoQ to SEK 14.4 b. from SEK 14.8 b., mainly due to seasonality. Higher amortized than capitalized development expenses had a negative QoQ effect of SEK -0.7 b. For more details, see section Consequences of technology and portfolio shifts.

Other operating income and expenses

Other operating income and expenses increased both YoY and QoQ. The main part of the SEK 0.4 b. of other operating income and expenses is related to a gain for the sale of the power modules business of SEK 0.3 b.

As of Q1 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivatives. Therefore the revaluation and realization effects are included in financial expenses instead of in other operating income and expenses.

Revaluation and realization effects of currency hedge contracts, impacted other operating income and expenses with SEK -0.2 b. in Q3 2016.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of product platforms, software release development expenses and hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK -1.5 (0.5) b. in the quarter. A negative impact on operating income of SEK -1.4 b. is expected in Q4 2017 for the same reason. Full-year impact is expected to be SEK -3 b. for 2018 and SEK -1 to -2 b. for 2019.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES AND FROM RECOGNITION AND DEFERRAL OF HARDWARE COSTS

SEK b.	Q3 2017	Q3 2016	Q2 2017
Cost of Sales	-0.9	-0.3	-0.4
R&D expenses	-0.6	0.8	0.1
Total impact	-1.5	0.5	-0.3

Restructuring charges

Restructuring charges were SEK -2.8 (-1.3) b. Restructuring charges in Q2 2017 were SEK -1.5 b. In the quarter the company decided to close and initiate a divestment process for one of its three global ICT centers, the one in Canada, following less need of capacity. This is expected to be completed by the second half of 2018, with an estimated R&D annual run-rate saving of SEK 0.3 b. This resulted in a write-down of property, plant and equipment and the total restructuring charges related to this decision were SEK -1.6 b. in the quarter, with no impact on cash flow.

Restructuring charges for Q4 2017 are estimated to be SEK 3-4 b. For full-year 2017, the total restructuring charges are estimated to be SEK 9-10 b., previously estimated to be in the higher end of the range of SEK 6-8 b.

Operating income

Operating income decreased to SEK -4.8 (0.3) b. negatively impacted by increased restructuring charges of SEK -2.8 (-1.3) b. and by additional provisions and adjustments of SEK -2.3 b. in the quarter. The negative impact was partly offset by a gain related to the divestment of the power modules business of SEK 0.3 b.

Adjusted operating income declined to SEK 0.0 (1.6) b. due to higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs of SEK -1.5 (0.5) b. as well as lower sales. This was partly offset by improved adjusted gross margin.

Operating income declined sequentially to SEK -4.8 b. from SEK -1.2 b. due to higher restructuring charges and additional provisions and adjustments made in the quarter. Adjusted operating income declined slightly QoQ due to higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs partly offset by seasonally lower SG&A expenses.

4      Ericsson  |  Third Quarter Report 2017

Financial net

Financial net was SEK -0.3 (-0.6) b. In the quarter there were positive revaluation and realization effects of foreign exchange forecast hedging of SEK 0.2 b. The QoQ decline was related to lower currency revaluation effects in Q3 compared with Q2. The SEK strengthened against the USD between June 30, 2017 (SEK/USD rate 8.46) and Sept. 30, 2017 (SEK/USD rate 8.15). The hedge balance is in USD.

Taxes

Taxes were positive in the quarter following the negative income. The tax rate applied is the best estimate for the full year.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ following the reduced operating income. EPS diluted was SEK -1.34 (-0.07) and EPS (non-IFRS) was SEK -0.55 (0.34).

Employees

The number of employees on Sept. 30, 2017 was 105,852 - a net reduction of more than 3,000 employees in Q3.

Focused strategy execution

The company has so far identified three indicators to measure the progress of strategy execution. KPIs for cost reduction will be added later.

Area	Activity	Status Q3 2017
Networks	Transition to new Ericsson Radio System	55% (Q2: 49%) (ERS radio unit deliveries out of total, year to date)

IT & Cloud	Growth in sales of new product portfolio	Net sales decline of -5% (Q2: 7%), rolling 12 months

Managed Services	Addressing low-performing contracts	Out of 42 contracts identified, 13 (Q2: 9) have been renegotiated to result in an annualized future profit improvement of SEK 0.4 b. (Q2: SEK 0.1 b.)

As part of the focused business strategy the company divested its power modules business in the quarter. In addition, Francisco Partners completed its acquisition of 16.7% ownership in Ericsson subsidiary iconectiv.

PLANNING ASSUMPTIONS GOING FORWARD

Market related

•	In line with previous estimate and that of external sources, the Radio Access Network (RAN) equipment market outlook is estimated to decline by -8% for full-year 2017.

Ericsson related

•	Focusing the business and addressing low-performing operations in Managed Services, Industry & Society and Network Rollout is expected to reduce full-year sales by up to SEK 10 b. by 2019.

•	Sequential sales increase between Q3 and Q4 is expected to be lower than normal seasonality (normal +24%) driven by decreased 4G investments levels in Mainland China, primarily impacting Networks.

•	The plan is to implement cost savings with an annual run rate effect of at least SEK 10 b. by mid-2018.
•	Expanded focus on profitability in IT & Cloud is expected to generate positive effects on gross margin in 2018.

•	The company aims to increase R&D efficiency. However, to strengthen the technology leadership, R&D expenses will increase primarily in Networks.

•	Impact of higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs: Q3 2017 SEK -1.5 b. Estimate for: Q4 2017 SEK -1.4 b., full-year 2018 SEK -3 b., full-year 2019 SEK -1 to -2 b.

•	Restructuring charges for Q4 2017 are estimated to be SEK 3-4 b.

•	The earlier estimated risk of market and customer project adjustments of SEK 3-5 b. from July 1, 2017, to June 30, 2018, are now expected to be in the higher end of the range. 30% is estimated to impact cash.

•	To position Ericsson in 5G in Mainland China, the company has managed to increase its market shares. However, this will have a dilutive effect on gross margin in Mainland China in Q4 2017, but the ambition is to continue to deliver double digit adjusted operating margin in Networks in Q4 2017.

5      Ericsson  |  Third Quarter Report 2017

MARKET AREA SALES

	Third quarter 2017				Change
SEK b.	Networks	IT & Cloud	Other	Total	YoY	QoQ
South East Asia, Oceania and India	6.3	1.1	0.1	7.5	-3%	-3%
North East Asia	4.1	1.5	0.0	5.6	-9%	-5%
North America	9.6	2.0	0.3	11.9	-10%	-5%
Europe and Latin America	9.6	3.7	0.8	14.1	-6%	-7%
Middle East and Africa	4.3	1.9	0.1	6.2	-1%	4%
Other 1)	1.7	0.1	0.7	2.5	-7%	-5%

Total	35.5	10.3	2.0	47.8	-6%	-4%

1)	Market Area “Other” includes licensing revenues, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

South East Asia, Oceania and India

Reported sales declined slightly YoY due to currency movements and timing of mobile broadband infrastructure investments. This was partly offset by increased IT & Cloud sales primarily in India.

North East Asia

Sales declined YoY partly due to currency movements. Sales in Mainland China declined due to reduced LTE investments. IT & Cloud sales declined YoY as one customer requested deliveries in Q2, previously planned for Q3. Networks sales in Japan increased.

North America

North America sales declined YoY, due to the earlier communicated rescoped managed services contract and weaker currency. Mobile broadband infrastructure sales remained stable, driven by capacity expansions for increased data traffic in the networks. IT & Cloud sales declined slightly, where sales follow project milestones.

Europe and Latin America

Sales declined YoY, primarily driven by lower sales in Latin America despite growth in mobile broadband investments in Brazil. Sales in Europe were stable YoY. Currency movements had a negative impact on sales growth YoY.

Middle East and Africa

Sales were flat YoY, negatively impacted by currency movements and declining sales in Africa. Sales in the Middle East showed growth despite a continued challenging macroeconomic environment.

Other

IPR licensing revenues amounted to SEK 1.9 (2.0) b. impacted by a weaker USD to SEK.

6      Ericsson  |  Third Quarter Report 2017

SEGMENT RESULTS

NETWORKS

SEK b.	Q3 2017	Q3 2016	YoY change	Q2 2017	QoQ change	9 months 2017	9 months 2016
Net sales	35.5	37.0	-4%	36.8	-4%	107.2	117.2
Of which products	19.8	19.2	3%	20.8	-5%	60.0	65.1
Of which IPR licensing revenues	1.5	1.6	-5%	1.6	-2%	4.7	6.4
Of which services	15.7	17.8	-12%	16.1	-2%	47.2	52.1
Net sales adjusted for certain items affecting comparability in 2017	35.4	37.0	-4%	36.8	-4%	108.4	117.2
Sales growth adj. for comparable units and currency	—	—	-1%	—	3%	-11%	—
Gross income	9.1	9.9	-8%	10.4	-12%	27.4	35.4
Gross income excluding restructuring charges and adj. for certain items affecting comparability in 2017	10.9	10.2	7%	11.0	0%	33.2	36.4
Gross margin	26%	27%	—	28%	—	26%	30%
Gross margin excluding restructuring charges and adj. for certain items affecting comparability in 2017	31%	28%	—	30%	—	31%	31%
Operating income	0.4	2.8	-87%	2.6	-86%	2.4	13.4
Operating income excl. restructuring charges and adj. certain for items affecting comparability in 2017	3.8	3.4	12%	3.5	8%	11.7	14.9
Operating margin	1%	8%	—	7%	—	2%	11%
Operating margin excl. restructuring charges and adj. for certain items affecting comparability in 2017	11%	9%	—	10%	—	11%	13%
EBITA margin	1%	8%	—	7%	—	3%	12%
Restructuring charges	-1.5	-0.6	178%	-0.9	67%	-3.9	-1.5

Q3 2017 ADJUSTED FOR RESTRUCTURING CHARGES AND CERTAIN OTHER ITEMS AFFECTING COMPARABILITY

SEK b.	Q3 2017 reported	Restructuring charges	Provisions and customer project adjustments	Gain from divestment of Power Modules	Q3 2017 adjusted	Q3 2016 adjusted	Q2 2017 adjusted	Q1 2017 adjusted
Net Sales	35.5	—	-0.1	—	35.4	37.0	36.8	36.2
Cost of sales	26.4	0.5	1.4	—	-24.4	-26.8	-25.9	-24.9
Gross income	9.1	0.5	1.3	—	10.9	10.2	11.0	11.3
Gross margin	26%	—	—	—	31%	28%	30%	31%
Operating income	0.4	1.5	2.2	-0.3	3.8	3.4	3.5	4.3
Operating margin	1%	—	—	—	11%	9%	10%	12%

Restructuring charges, provisions and adjustments related to customer projects had a significant negative impact on the reported Q3 2017 result. Numbers excluding these items are referred to in the text as “adjusted”.

Net sales

Sales as reported declined by -4% YoY due to a decline in network services sales of -12%. The network product sales increased by 3% YoY. The decline in network services sales YoY was due to lower sales of managed services and network rollout. The lower managed services sales was mainly a result of the earlier communicated rescoped contract in North America. In addition, both network rollout sales and managed services sales decreased as a consequence of the ongoing work to focus the business and address low performing contracts. Network design and optimization showed good growth. Sales adjusted for comparable units and currency decreased by -1% YoY.

Reported sales decreased by -4% QoQ. Sales, adjusted for comparable units and currency, increased by 3%.

The new radio portfolio continued to generate business. The Ericsson Radio System (ERS) accounted for 55% of total radio unit deliveries year to date.

The plan is to have fully transitioned the radio unit deliveries to ERS by the end of 2018.

Gross margin

Gross margin declined to 26% (27%) YoY, due to the additional provisions and adjustments. The adjusted gross margin increased to 31% (28%) mainly due to higher hardware capacity sales. This was partly offset by a negative effect from higher recognition than deferral of hardware costs of SEK -0.4 (0.1) b. The gross margin increased across all businesses except for managed services.

As earlier communicated, 42 managed services contracts have been identified for exit, renegotiation or transformation, in order to focus the business and improve profitability. Year to date 13 of these contracts have been addressed, resulting in an annualized profit improvement of approximately SEK 0.4 b. going forward.

Gross margin decreased sequentially to 26% from 28% following the additional provisions and adjustments made in the quarter. Adjusted gross margin increased to 31% from 30%. This was mainly due to higher software sales, partly offset by higher recognition than deferral of hardware costs of SEK -0.4 (0.0) b.

7      Ericsson  |  Third Quarter Report 2017

Operating income and margin

Operating income and margin decreased YoY and QoQ, due to increased restructuring charges and the additional provisions and adjustments made in the quarter. The decrease was partly offset by a gain related to divestment of the power modules business of SEK 0.3 b. The adjusted operating income increased to SEK 3.8 (3.4) b., due to improved gross margin. This was partly offset by lower sales and higher amortization than capitalization and higher recognition than deferral of hardware costs together amounting to SEK -0.7 (0.0) b. which is a consequence of technology and portfolio shifts. R&D expenses, excluding the effect of lower capitalization of development expenses, increased slightly YoY. This is in line with the already communicated focused business strategy.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES AND FROM RECOGNITION AND DEFERRAL OF HARDWARE COSTS

SEK b.	Q3 2017	Q3 2016	Q2 2017
Cost of Sales	-0.6	-0.1	-0.1
R&D expenses	-0.1	0.1	0.1
Total impact	-0.7	0.0	0.0

Sequentially the adjusted operating income increased to SEK 3.8 b. from SEK 3.5 b. and the adjusted operating margin increased to 11% (10%). The improvement is due to increased gross margin and lower operating expenses. The increase was partly offset by lower sales.

8      Ericsson  |  Third Quarter Report 2017

IT & CLOUD

SEK b.	Q3 2017	Q3 2016	YoY change	Q2 2017	QoQ change	9 months 2017	9 months 2016
Net sales	10.3	11.7	-12%	10.9	-6%	30.7	33.0
Of which products	4.7	5.5	-15%	5.1	-8%	13.8	15.6
Of which IPR licensing revenues	0.2	0.2	-5%	0.2	-2%	0.6	0.8
Of which services	5.6	6.2	-10%	5.8	-4%	16.9	17.5
Net sales adjusted for certain items affecting comparability in 2017	10.3	11.7	-12%	10.9	-6%	30.8	33.0
Sales growth adj. for comparable units and currency	—	—	-9%	—	-1%	-9%	—
Gross income	2.4	3.8	-38%	2.8	-16%	3.1	11.2
Gross income excluding restructuring charges and adj. for certain items affecting comparability in 2017	2.6	3.9	-33%	3.1	-14%	8.4	11.5
Gross margin	23%	33%	—	26%	—	10%	34%
Gross margin excluding restructuring charges and adj. for certain items affecting comparability in 2017	26%	34%	—	28%	—	27%	35%
Operating income	-4.2	-1.7	141%	-2.9	46%	-16.1	-5.3
Operating income excl. restructuring charges and adj. for certain items affecting comparability in 2017	-3.1	-1.1	172%	-2.4	28%	-7.8	-4.0
Operating margin	-41%	-15%	—	-26%	—	-52%	-16%
Operating margin excl. restructuring charges and adj. for certain items affecting comparability in 2017	-30%	-10%	—	-22%	—	-25%	-12%
EBITA margin	-39%	-12%	—	-24%	—	-48%	-14%
Restructuring charges	-1.1	-0.6	75%	-0.5	132%	-1.8	-1.3

Q3 2017 ADJUSTED FOR RESTRUCTURING CHARGES AND CERTAIN OTHER ITEMS AFFECTING COMPARABILITY

SEK b.	Q3 2017 reported	Restructuring charges	Provisions and customer project adjustments	Q3 2017 adjusted	Q3 2016 adjusted	Q2 2017 adjusted	Q1 2017 adjusted
Net Sales	10.3	—	—	10.3	11.7	10.9	9.6
Cost of sales	-7.9	0.2	0.0	-7.6	-7.8	-7.8	-6.9
Gross income	2.4	0.2	0.0	2.6	3.9	3.1	2.7
Gross margin	23%	—	—	26%	34%	28%	28%
Operating income	-4.2	1.1	0.0	-3.1	-1.1	-2.4	-2.2
Operating margin	-41%	—	—	-30%	-10%	-22%	-23%

Net sales

Sales as reported declined by -12% YoY. Sales adjusted for comparable units and currency decreased by -9% YoY, with reduced sales in North East Asia, also impacting sales of new portfolio. Due to the ongoing technology shift in the portfolio, sales of legacy portfolio products continued to decline. Services sales declined following lower activity in large transformation projects.

Sales decreased by -6% QoQ mainly due to currency effects.

Gross margin

Gross margin declined YoY, partly impacted by a sales mix with a higher share of services sales. In addition, the services margin continues to be negatively impacted by ongoing large transformation projects.

Gross margin decreased QoQ, mainly due to reduced services margins in large transformation projects. Focus is on fulfilling customer commitments, which puts pressure on near-term profitability.

Operating income and margin

Operating income decreased YoY impacted by reduced gross margin, lower sales and increased restructuring charges. In addition, due to technology changes, there was a negative impact YoY from higher amortized than capitalized development expenses. This impact was SEK -0.7 b. in Q3 2017, SEK 0.4 b in Q3 2016 and SEK -0.2 b. in Q2 2017. Reductions in operating expenses contributed positively to operating income.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES

SEK b.	Q3 2017	Q3 2016	Q2 2017
Cost of Sales	-0.3	-0.2	-0.3
R&D expenses	-0.4	0.6	0.1
Total impact	-0.7	0.4	-0.2

Operating income declined QoQ mainly due to increased restructuring charges, lower capitalized development expenses and a reduced gross margin.

9      Ericsson  |  Third Quarter Report 2017

OTHER

SEK b.	Q3 2017	Q3 2016	YoY change	Q2 2017	QoQ change	9 months 2017	9 months 2016
Net sales	2.0	2.3	-13%	2.2	-8%	6.2	7.1
Of which IPR licensing revenues	0.2	0.2	-5%	0.2	-2%	0.6	0.8
Sales growth adj. for comparable units and currency	—	—	-11%	—	-4%	-15%	—
Gross income	0.7	0.8	-13%	0.7	-12%	2.0	2.8
Gross income excluding restructuring charges and adj. for certain items affecting comparability in 2017	0.7	0.8	-13%	0.8	-11%	2.1	2.9
Gross margin	32%	32%	—	34%	—	32%	39%
Gross margin excluding restructuring charges and adj. for certain items affecting comparability in 2017	35%	36%	—	37%	—	34%	40%
Operating income	-1.0	-0.8	30%	-1.0	2%	-4.8	-1.5
Operating income excl. restructuring charges and adj for certain items affecting comparability in 2017	-0.8	-0.7	17%	-0.8	-8%	-2.6	-1.4
Operating margin	-48%	-32%	—	-44%	—	-77%	-22%
Operating margin excl. restructuring charges and adj. for certain items affecting comparability in 2017	-38%	-28%	—	-38%	—	-42%	-19%
EBITA margin	-44%	-24%	—	-38%	—	-58%	-13%
Restructuring charges	-0.2	-0.1	107%	-0.1	65%	-0.4	-0.2

Q3 2017 ADJUSTED FOR RESTRUCTURING CHARGES AND CERTAIN OTHER ITEMS AFFECTING COMPARABILITY

SEK b.	Q3 2017 reported	Restructuring charges	Provisions and customer project adjustments	Q3 2017 adjusted	Q3 2016 adjusted	Q2 2017 adjusted	Q1 2017 adjusted
Net Sales	2.0	—	—	2.0	2.3	2.2	2.0
Cost of sales	-1.4	0.1	—	-1.3	-1.5	-1.4	-1.4
Gross income	0.7	0.1	—	0.7	0.8	0.8	0.6
Gross margin	32%	—	—	35%	36%	37%	31%
Operating income	-1.0	0.2	—	-0.8	-0.7	-0.8	-1.0
Operating margin	-48%	—	—	-38%	-28%	-38%	-51%

The former Media segment is renamed to “Other” in the external reporting as per Q2 2017.

Net sales

Sales as reported declined by -13% YoY. Sales adjusted for comparable units and currency decreased by -11% YoY, with a continued decline in legacy products sales in Media Solutions. In addition, sales in Broadcast Services declined due to contract scope changes and renegotiations. The momentum for the next-generation MediaFirst platform continued with an important customer agreement in Japan announced in the quarter. The iconectiv business (number portability solutions) continued to show growth YoY. The UDN (Unified Delivery Network) business reported its initial revenues and a contract with DTV, NTT DOCOMO’s content provider entity, was announced in the quarter.

Sales as reported decreased by -8% QoQ, mainly due to currency effects and seasonality.

Gross margin

Gross margin was stable YoY. Gross margin declined QoQ, due to a changed sales mix with a larger share of services.

Operating income and margin

Operating income decreased YoY mainly due to lower capitalization of development expenses of SEK -0.1 (0.1) b., which is a consequence of technology shift. In addition, increased restructuring charges had a negative effect on reported operating income. Continued efficiency improvements in Media Solutions and Broadcast Services contributed positively to operating income.

IMPACT FROM AMORTIZATION AND CAPITALIZATION OF DEVELOPMENT EXPENSES

SEK b.	Q3 2017	Q3 2016	Q2 2017
Cost of Sales	—	—	—
R&D expenses	-0.1	0.1	-0.1
Total impact	-0.1	0.1	-0.1

Operating income was stable QoQ. Operating income excluding restructuring charges improved slightly QoQ, driven by lower operating expenses, however partly offset by lower sales.

10      Ericsson  |  Third Quarter Report 2017

CASH FLOW

	Q3	Q3	Q2
SEK b.	2017	2016	2017
Net income reconciled to cash	-1.9	1.5	-0.8
Changes in operating net assets	1.9	-3.8	0.8
Cash flow from operating activities	0.0	-2.3	0.0
Cash flow from investing activities	3.3	-2.0	-2.0
Cash flow from financing activities	1.4	-1.5	-8.9
Net change in cash and cash equivalents	4.8	-4.5	-11.5
Free cash flow: Cash flow from operating activities less net capital expenditures and other investments	-0.5	-5.0	-1.3
Cash conversion (%)	1%	-155%	0%

Operating activities

Cash flow from operating activities was SEK 0.0 b. in the quarter. A negative net income reconciled to cash was fully offset by a positive effect from changes in operating net assets. Cash flow from other operating assets and liabilities was SEK 1.2 b. which was mainly due to increased advance payment from customers.

Cash outlays related to restructuring charges were SEK -1.5 (-0.5) b. in the quarter.

Investing activities

Cash flow from investing activities was positive at SEK 3.3 b. and that of interest-bearing securities was 3.8 b. The power modules business was divested, resulting in SEK 0.5 b. in cash inflow in the quarter. The cash flow effect from capitalized development expenses amounted to SEK -0.1 b. in the quarter, a significant reduction from SEK -0.9 b. a year earlier. Investments in property, plant and equipment are now established at a lower level and the cash flow effect in Q3 was SEK -0.7 b.

Financing activities

Cash flow from financing activities was positive at SEK 1.4 b. driven by increased borrowings of SEK 1.7 b. This relates to a payment the company received from Francisco Partners for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulate the main part of the USD 200 million is to be treated as financing, i.e as borrowings and corresponding cash flow from financing activities.

Net cash was SEK 24.1 b. at the end of the quarter compared with SEK 24.0 b. last quarter.

Free cash flow

Free cash flow was SEK -0.5 (-5.0) b. Free cash flow year to date was SEK -5.0 (-14.1) b.

	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep
Working capital KPIs, number of days	2017	2017	2017	2016	2016
Sales outstanding (target: <90)	112	114	117	95	122
Inventory (target: <65)	77	78	73	69	79
Payable (target: >60)	60	60	58	56	56

11      Ericsson  |  Third Quarter Report 2017

FINANCIAL POSITION

SEK b.	Sep 30 2017	Sep 30 2016	Jun 30 2017
+ Cash and cash equivalents	26.2	24.4	21.4
+ Interest-bearing securities, current	6.5	18.7	10.8
+ Interest-bearing securities, non-current	22.4	0.5	22.1

Gross cash	55.1	43.6	54.3
– Borrowings, current	3.0	9.0	3.2
– Borrowings, non-current	28.0	18.3	27.1

Net cash	24.1	16.3	24.0
Equity	115.7	134.0	123.8
Total assets	267.2	275.7	274.9
Capital turnover (times)	1.1	1.1	1.0
Return on capital employed (%)	-13.6%	4.4%	-14.8%
Equity ratio (%)	43.3%	48.6%	45.0%
Return on equity (%)	-17.1%	3.2%	-18.1%

Net cash increased by SEK 0.1 b. in the quarter. The net cash position was SEK 24.1 b.

Post-employment benefits were SEK 26.5 b., compared with SEK 23.6 b. on June 30, 2017, following lower discount rate in Sweden.

In addition, the company received a USD 200 million payment relating to Francisco Partners’ investments for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulates the main part of the USD 200 million is to be treated as borrowings, non-current.

The average maturity of long-term borrowings as of Sept. 30, 2017, was 4.3 years, compared with 4.0 years 12 months earlier.

Debt maturity profile, Parent Company

12      Ericsson  |  Third Quarter Report 2017

PARENT COMPANY

Income after financial items was SEK 2.6 (14.1) b. The decrease was mainly due to lower recognized dividends from subsidiaries.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments, and interest-bearing securities non-current) amounted to SEK 42.1 b. compared with SEK 42.9 b. at the end of 2016.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,689,878 shares from treasury stock were sold or distributed to employees during the third quarter.

The holding of treasury stock on September 30, 2017, was 54,458,316 Class B shares.

13      Ericsson  |  Third Quarter Report 2017

OTHER INFORMATION

Changes to Ericsson’s Executive Team

On September 12, 2017, Ericsson announced a change to the Executive Team. The company has appointed Niklas Heuveldop to be Head of Market Area North America, effective September 12, 2017. In addition to his current role as Chief Strategy Officer and Head of Technology & Emerging Business, he has also been Acting Head of Market Area North America since May 2017.

Niklas Heuveldop will, on a permanent basis, lead the organization of approximately 11,500 employees in serving Ericsson’s customers in the United States and Canada with technology and services.

Heuveldop will, until further notice, be acting in his former role as Chief Strategy Officer, Head of Technology & Emerging Business. The search for a replacement for this role is ongoing.

Patent infringement lawsuit

The company Intellectual Ventures that has previously filed a number of patent infringement lawsuits in the United States accusing a number of Ericsson’s U.S. customers of patent infringement, has during the third quarter of 2017 filed additional lawsuits in the Eastern District of Texas asserting patent infringement by Ericsson and a number of Ericsson’s U.S. customers.

POST-CLOSING EVENTS

Ronnie Leten proposed as new Chairman of the Board of Ericsson. Kurt Jofs proposed as new member of the Board.

On October 9, 2017, Ericsson announced that its Nomination Committee will propose Ronnie Leten as new Chairman of the Board of Ericsson. Between 1985 and 2017, Leten held various positions within Atlas Copco, being the company’s President and CEO 2009-2017. He is currently a board member in SKF, the Chairman of the Board of Electrolux and proposed Chairman of the Board of Epiroc, the part of Atlas Copco planned to be spun off to its shareholders in 2018. Leten is a Belgian citizen, born in 1956, and holds a M.Sc in Applied Economics from the University of Hasselt, Belgium.

Ericsson’s current Chairman of the Board Leif Johansson has previously announced that he will not make himself available for reelection at the 2018 Annual General Meeting.

The Nomination Committee will also propose Kurt Jofs as new member of the Board. Jofs was responsible for Ericsson’s Networks business 2003-2008 and is currently the Chairman of the Board in Tieto.

Kristin Skogen Lund has notified the Nomination Committee that she will not be available for reelection.

The Nomination Committee’s additional proposals will be published later, in conjunction with the notice of the 2018 Annual General Meeting at the latest.

14      Ericsson  |  Third Quarter Report 2017

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2016.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Networks and IT & Cloud segments including new network build-outs and new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New and ongoing partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest and uncertainty in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings;

•	Cybersecurity incidents, which may have a material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, October 20, 2017

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

Date for next report: January 31, 2018

15      Ericsson  |  Third Quarter Report 2017

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2017, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 20, 2017

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

16      Ericsson  |  Third Quarter Report 2017

EDITOR’S NOTE

Ericsson invites media, investors and analysts to conference calls on October 20, 2017; one starting at 09.00 (CET) and the other at 14.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at: www.ericsson.com/press and www.ericsson.com/investors

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director, Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director, Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director, Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President, Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

17      Ericsson  |  Third Quarter Report 2017

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us.

Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings and profitability; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, such as those factors described under the risk factor section. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the failure to successfully implement our business and operational initiatives

18      Ericsson  |  Third Quarter Report 2017

FINANCIAL STATEMENTS

AND OTHER INFORMATION

19      Ericsson  |  Third Quarter Report 2017

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Jul-Sep			Jan-Sep
SEK million	2017	2016	Change	2017	2016	Change

Net sales	47,796	51,076	-6%	144,104	157,393	-8%
Cost of sales	-35,661	-36,616	-3%	-111,598	-108,048	3%

Gross income	12,135	14,460	-16%	32,506	49,345	-34%
Gross margin (%)	25.4%	28.3%		22.6%	31.4%

Research and development expenses	-10,520	-7,855	34%	-27,953	-22,745	23%
Selling and administrative expenses	-6,834	-6,238	10%	-23,747	-20,067	18%

Operating expenses	-17,354	-14,093	23%	-51,700	-42,812	21%

Other operating income and expenses	415	-3		795	40
Shares in earnings of JV and associated companies	6	-23		29	6

Operating income	-4,798	341	-1507%	-18,370	6,579	-379%

Financial income	-135	-226		-239	-176
Financial expenses	-181	-371		-448	-1,414

Income after financial items	-5,114	-256	1898%	-19,057	4,989	-482%

Taxes	766	76		2,858	-1,497

Net income	-4,348	-180	2316%	-16,199	3,492	-564%

Net income attributable to:
Stockholders of the Parent Company	-4,452	-233		-16,359	3,320
Non-controlling interests	104	53		160	172

Other information
Average number of shares, basic (million)	3,279	3,264		3,275	3,261
Earnings per share, basic (SEK) 1)	-1.35	-0.07		-4.99	1.02
Earnings per share, diluted (SEK) 1)	-1.34	-0.07		-4.93	1.01

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jul-Sep		Jan-Sep
SEK million	2017	2016	2017	2016

Net income	-4,348	-180	-16,199	3,492
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-2,618	-5,347	-1,646	-9,790
Tax on items that will not be reclassified to profit or loss	546	1,218	217	2,406

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	5	—	78	—
Reclassification adjustments on gains/losses included in profit or loss	—	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	-5	—	-3	-4
Changes in cumulative translation adjustments	-1,728	1,520	-4,522	2,368
Share of other comprehensive income on JV and associated companies	-8	11	-7	-355
Tax on items that may be reclassified to profit or loss	1	—	-17	—

Total other comprehensive income, net of tax	-3,807	-2,598	-5,895	-5,375

Total comprehensive income	-8,155	-2,778	-22,094	-1,883

Total comprehensive income attributable to:
Stockholders of the Parent Company	-8,218	-2,871	-22,197	-2,121
Non-controlling interest	63	93	103	238

20      Ericsson  |  Third Quarter Report 2017

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2017	Jun 30 2017	Dec 31 2016

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	5,337	6,085	8,076
Goodwill	40,200	41,364	43,387
Intellectual property rights, brands and other intangible assets	4,776	5,234	7,747

Property, plant and equipment	13,884	16,276	16,734

Financial assets
Equity in JV and associated companies	627	791	775
Other investments in shares and participations	1,192	1,115	1,179
Customer finance, non-current	1,993	2,288	2,128
Interest-bearing securities, non-current	22,405	22,122	7,586
Other financial assets, non-current	5,063	4,409	4,442

Deferred tax assets	19,275	17,463	15,522

	114,752	117,147	107,576

Current assets
Inventories	32,758	34,194	30,307
Trade receivables	59,802	62,493	68,117
Customer finance, current	1,961	2,156	2,625
Other current receivables	25,231	26,741	24,431
Interest-bearing securities, current	6,526	10,754	13,325
Cash and cash equivalents	26,210	21,446	36,966

	152,488	157,784	175,771

Total assets	267,240	274,931	283,347

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	115,072	123,045	139,817
Non-controlling interest in equity of subsidiaries	615	710	675

	115,687	123,755	140,492

Non–current liabilities
Post-employment benefits	26,534	23,624	23,723
Provisions, non-current	3,930	4,794	946
Deferred tax liabilities	1,736	1,838	2,147
Borrowings, non-current	28,039	27,100	18,653
Other non-current liabilities	2,563	2,602	2,621

	62,802	59,958	48,090

Current liabilities
Provisions, current	5,646	5,618	5,411
Borrowings, current	3,004	3,230	8,033
Trade payables	23,560	25,025	25,318
Other current liabilities	56,541	57,345	56,003

	88,751	91,218	94,765

Total equity and liabilities	267,240	274,931	283,347

Of which interest-bearing liabilities	31,043	30,330	26,686
Assets pledged as collateral	5,215	5,076	2,584
Contingent liabilities	1,547	1,679	1,186

21      Ericsson  |  Third Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Operating activities
Net income	-4,348	-180	-16,199	3,492	1,895
Adjustments to reconcile net income to cash
Taxes	-1,574	-1,282	-7,897	-5,900	-6,200
Earnings/dividends in JV and associated companies	73	22	58	79	58
Depreciation, amortization and impairment losses	4,146	2,308	11,774	6,509	9,119
Other	-218	630	261	2,270	3,135

Net income reconciled to cash	-1,921	1,498	-12,003	6,450	8,007

Changes in operating net assets
Inventories	582	980	-4,149	-4,899	-613
Customer finance, current and non-current	456	223	762	-844	-950
Trade receivables	1,124	-624	3,971	2,220	5,933
Trade payables	-819	-2,371	-152	-531	2,775
Provisions and post-employment benefits	-601	130	4,368	334	3,106
Other operating assets and liabilities, net	1,161	-2,153	5,645	-8,132	-4,248

	1,903	-3,815	10,445	-11,852	6,003

Cash flow from operating activities	-18	-2,317	-1,558	-5,402	14,010

Investing activities
Investments in property, plant and equipment	-739	-1,384	-2,772	-4,430	-6,129
Sales of property, plant and equipment	12	111	118	205	482
Acquisitions/divestments of subsidiaries and other operations, net	371	16	383	-572	-622
Product development	-126	-885	-1,306	-3,192	-4,483
Other investing activities	42	-508	110	-663	-3,004
Interest-bearing securities	3,756	610	-8,806	6,978	5,473

Cash flow from investing activities	3,316	-2,040	-12,273	-1,674	-8,283

Cash flow before financing activities	3,298	-4,357	-13,831	-7,076	5,727

Financing activities
Dividends paid	-145	-163	-3,423	-12,263	-12,263
Other financing activities	1,563	-1,295	6,829	1,560	521

Cash flow from financing activities	1,418	-1,458	3,406	-10,703	-11,742

Effect of exchange rate changes on cash	48	1,285	-331	1,956	2,757

Net change in cash and cash equivalents	4,764	-4,530	-10,756	-15,823	-3,258

Cash and cash equivalents, beginning of period	21,446	28,931	36,966	40,224	40,224

Cash and cash equivalents, end of period	26,210	24,401	26,210	24,401	36,966

22      Ericsson  |  Third Quarter Report 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan-Sep		Jan-Dec
SEK million	2017	2016	2016

Opening balance	140,492	147,366	147,366
Total comprehensive income	-22,094	-1,883	4,514
Sale/repurchase of own shares	-28	-51	-216
Stock issue (net)	15	131	131
Stock purchase plan	650	711	957
Dividends paid	-3,424	-12,263	-12,263
Transactions with non-controlling interests	76	1	3

Closing balance	115,687	134,012	140,492

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Cost of sales	-35,661	-36,006	-39,931	-48,195	-36,616	-36,613	-34,819

Gross income	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Gross margin (%)	25.4%	27,9%	13.9%	26.1%	28.3%	32.3%	33.3%

Research and development expenses	-10,520	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Selling and administrative expenses	-6,834	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720

Operating expenses	-17,354	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205

Other operating income and expenses	415	239	141	364	-3	-230	273
Shares in earnings of JV and associated companies	6	12	11	25	-23	12	17

Operating income	-4,798	-1,233	-12,339	-280	341	2,763	3,475

Financial income	-135	-22	-82	61	-226	139	-89
Financial expenses	-181	83	-350	-744	-371	-666	-377

Income after financial items	-5,114	-1,172	-12,771	-963	-256	2,236	3,009

Taxes	766	176	1,916	-634	76	-670	-903

Net income	-4,348	-996	-10,855	-1,597	-180	1,566	2,106

Net income attributable to:
Stockholders of the Parent Company	-4,452	-1,010	-10,897	-1,604	-233	1,587	1,966
Non-controlling interests	104	14	42	7	53	-21	140

Other information
Average number of shares, basic (million)	3,279	3,275	3,272	3,268	3,264	3,261	3,258
Earnings per share, basic (SEK) 1)	-1.35	-0.31	-3.33	-0.49	-0.07	0.49	0.60
Earnings per share, diluted (SEK) 1)	-1.34	-0.30	-3.29	-0.48	-0.07	0.48	0.60

1)	Based on Net income attributable to stockholders of the Parent Company.

23      Ericsson  |  Third Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-4,348	-996	-10,855	-1,597	-180	1,566	2,106
Adjustments to reconcile net income to cash
Taxes	-1,574	-1,978	-4,345	-300	-1,282	-3,410	-1,208
Earnings/dividends in JV and associated companies	73	-8	-7	-21	22	73	-16
Depreciation, amortization and impairment losses	4,146	2,197	5,431	2,610	2,308	2,104	2,097
Other	-218	-48	527	865	630	988	652

Net income reconciled to cash	-1,921	-833	-9,249	1,557	1,498	1,321	3,631

Changes in operating net assets
Inventories	582	-1,146	-3,585	4,286	980	-1,667	-4,212
Customer finance, current and non-current	456	1,140	-834	-106	223	-816	-251
Trade receivables	1,124	450	2,397	3,713	-624	-564	3,408
Trade payables	-819	41	626	3,306	-2,371	2,457	-617
Provisions and post-employment benefits	-601	324	4,645	2,772	130	218	-14
Other operating assets and liabilities, net	1,161	25	4,459	3,884	-2,153	-1,662	-4,317

	1,903	834	7,708	17,855	-3,815	-2,034	-6,003

Cash flow from operating activities	-18	1	-1,541	19,412	-2,317	-713	-2,372

Investing activities
Investments in property, plant and equipment	-739	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	12	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	371	9	3	-50	16	-480	-108
Product development	-126	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	42	-42	110	-2,341	-508	-890	735
Interest-bearing securities	3,756	-676	-11,886	-1,505	610	5,355	1,013

Cash flow from investing activities	3,316	-2,005	-13,584	-6,609	-2,040	1,364	-998

Cash flow before financing activities	3,298	-2,004	-15,125	12,803	-4,357	651	-3,370

Financing activities
Dividends paid	-145	-3,274	-4	—	-163	-12,067	-33
Other financing activities	1,563	-5,636	10,902	-1,039	-1,295	2,761	94

Cash flow from financing activities	1,418	-8,910	10,898	-1,039	-1,458	-9,306	61

Effect of exchange rate changes on cash	48	-594	215	801	1,285	1,652	-981

Net change in cash and cash equivalents	4,764	-11,508	-4,012	12,565	-4,530	-7,003	-4,290

Cash and cash equivalents, beginning of period	21,446	32,954	36,966	24,401	28,931	35,934	40,224

Cash and cash equivalents, end of period	26,210	21,446	32,954	36,966	24,401	28,931	35,934

24      Ericsson  |  Third Quarter Report 2017

PARENT COMPANY INCOME STATEMENT

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—

Gross income	—	—	—	—	—

Operating expenses	-216	-238	-860	-728	-1,185
Other operating income and expenses	557	670	1,747	1,860	2,698

Operating income	341	432	887	1,132	1,513

Financial net	44	453	1,753	12,960	14,039

Income after financial items	385	885	2,640	14,092	15,552

Transfers to (-) / from untaxed reserves	-48	—	-168	—	-1,100
Taxes	8	-115	20	-249	-206

Net income	345	770	2,492	13,843	14,246

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Net income	345	770	2,492	13,843	14,246

Available-for-sale financial assets
Gains/losses arising during the period	5	—	78	—	-7
Reclassification adjustments on gains/losses included in profit or loss	—	—	5	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	-5	-5
Tax on items that may be reclassified to profit or loss	-1	—	-18	—	—

Total other comprehensive income, net of tax	4	—	65	-5	-12

Total comprehensive income	349	770	2,557	13,838	14,234

25      Ericsson  |  Third Quarter Report 2017

PARENT COMPANY BALANCE SHEET

SEK million	Sep 30 2017	Dec 31 2016

ASSETS
Fixed assets
Intangible assets	381	547
Tangible assets	437	396
Financial assets*	125,211	111,981

	126,029	112,924

Current assets
Inventories	1	3
Receivables	38,550	38,476
Short-term investments	6,189	12,991
Cash and cash equivalents	13,517	22,311

	58,257	73,781

Total assets	184,286	186,705

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,148
Non-restricted equity	44,091	44,753

	92,255	92,901

Provisions	556	885

Non-current liabilities	58,212	50,428

Current liabilities	33,263	42,491

Total stockholders’ equity, provisions and liabilities	184,286	186,705

* Of which interest-bearing securities, non-current	22,405	7,586

26      Ericsson  |  Third Quarter Report 2017

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2016, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per September 30, 2017 and IFRS as endorsed by the EU.

None of the new or amended standards and interpretations that became effective January 1, 2017, have had a significant impact on the financial result or position of the Company.

IFRS 9 and IFRS 15 will be applied from January 1, 2018. The methods for transition and effects of applying these two standards will be disclosed in the Q4 2017 interim report.

Free cash flow has been added as an Alternative Performance Measure. Free cash flow represents the cash generated by operations less net capital expenditures and other investments. Free cash flow can be used to expand the business, pay dividends and reduce debt. Free cash flow is reconciled to IFRS measures on page 42.

27      Ericsson  |  Third Quarter Report 2017

NET SALES BY SEGMENT BY QUARTER*

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	35,502	36,839	34,860	47,791	37,020	40,245	39,935
Of which products	19,828	20,786	19,410	27,519	19,249	23,037	22,795
Of which services	15,674	16,053	15,450	20,272	17,771	17,208	17,140
IT & Cloud	10,264	10,888	9,545	14,884	11,716	11,500	9,830
Of which products	4,652	5,065	4,103	6,682	5,479	5,298	4,773
Of which services	5,612	5,823	5,442	8,202	6,237	6,202	5,057
Other	2,030	2,212	1,964	2,540	2,340	2,363	2,444

Total	47,796	49,939	46,369	65,215	51,076	54,108	52,209

	2017			2016
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-4%	6%	-27%	29%	-8%	1%	—
Of which products	-5%	7%	-29%	43%	-16%	1%	—
Of which services	-2%	4%	-24%	14%	3%	0%	—
IT & Cloud	-6%	14%	-36%	27%	2%	17%	—
Of which products	-8%	23%	-39%	22%	3%	11%	—
Of which services	-4%	7%	-34%	32%	1%	23%	—
Other	-8%	13%	-23%	9%	-1%	-3%	—

Total	-4%	8%	-29%	28%	-6%	4%	-29%

	2017			2016
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-4%	-8%	-13%	—	—	—	—
Of which products	3%	-10%	-15%	—	—	—	—
Of which services	-12%	-7%	-10%	—	—	—	—
IT & Cloud	-12%	-5%	-3%	—	—	—	—
Of which products	-15%	-4%	-14%	—	—	—	—
Of which services	-10%	-6%	8%	—	—	—	—
Other	-13%	-6%	-20%	—	—	—	—

Total	-6%	-8%	-11%	-11%	-14%	-11%	-2%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	107,201	71,699	34,860	164,991	117,200	80,180	39,935
Of which products	60,024	40,196	19,410	92,600	65,081	45,832	22,795
Of which services	47,177	31,503	15,450	72,391	52,119	34,348	17,140
IT & Cloud	30,697	20,433	9,545	47,930	33,046	21,330	9,830
Of which products	13,820	9,168	4,103	22,232	15,550	10,071	4,773
Of which services	16,877	11,265	5,442	25,698	17,496	11,259	5,057
Other	6,206	4,176	1,964	9,687	7,147	4,807	2,444

Total	144,104	96,308	46,369	222,608	157,393	106,317	52,209

	2017			2016
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-9%	-11%	-13%	-11%	—	—	—
Of which products	-8%	-12%	-15%	-12%	—	—	—
Of which services	-9%	-8%	-10%	-8%	—	—	—
IT & Cloud	-7%	-4%	-3%	-7%	—	—	—
Of which products	-11%	-9%	-14%	-16%	—	—	—
Of which services	-4%	0%	8%	1%	—	—	—
Other	-13%	-13%	-20%	-7%	—	—	—

Total	-8%	-9%	-11%	-10%	-9%	-7%	-2%

*	Net sales by segment has been restated for each quarter of 2016 and for the full year 2015. Comparisons against isolated quarters in 2015 are not available by segment. As of Q2 2017, the former Media segment was renamed to “Other”.

28      Ericsson  |  Third Quarter Report 2017

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY*

	2017			2016
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	3%	7%	-27%	—	—	—	—
IT & Cloud	-1%	16%	-35%	—	—	—	—
Other	-4%	13%	-23%	—	—	—	—

Total	1%	9%	-29%	23%	-9%	6%	-28%

	2017			2016
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1%	-14%	-18%	—	—	—	—
IT & Cloud	-9%	-10%	-7%	—	—	—	—
Other	-11%	-11%	-22%	—	—	—	—

Total	-3%	-13%	-16%	-15%	-14%	-7%	-1%

	2017			2016
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-11%	-16%	-18%	—	—	—	—
IT & Cloud	-9%	-8%	-7%	—	—	—	—
Other	-15%	-17%	-22%	—	—	—	—

Total	-11%	-15%	-16%	-10%	-8%	-4%	-1%

*	Sales growth adjusted for comparable units and currency has not been restated by segment for 2016.

GROSS INCOME AND GROSS MARGIN BY SEGMENT BY QUARTER

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	9,092	10,357	7,980	11,783	9,867	12,522	13,011
IT & Cloud	2,384	2,828	-2,100	4,676	3,833	4,061	3,281
Other	659	748	558	561	760	912	1,098

Total	12,135	13,933	6,438	17,020	14,460	17,495	17,390

	2017			2016
Isolated quarters, As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	26%	28%	23%	25%	27%	31%	33%
IT & Cloud	23%	26%	-22%	31%	33%	35%	33%
Other	32%	34%	28%	22%	32%	39%	45%

Total	25%	28%	14%	26%	28%	32%	33%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	27,429	18,337	7,980	47,183	35,400	25,533	13,011
IT & Cloud	3,112	728	-2,100	15,851	11,175	7,342	3,281
Other	1,965	1,306	558	3,331	2,770	2,010	1,098

Total	32,506	20,371	6,438	66,365	49,345	34,885	17,390

	2017			2016
Year to date, As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	26%	26%	23%	29%	30%	32%	33%
IT & Cloud	10%	4%	-22%	33%	34%	34%	33%
Other	32%	31%	28%	34%	39%	42%	45%

Total	23%	21%	14%	30%	31%	33%	33%

29      Ericsson  |  Third Quarter Report 2017

OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	370	2,603	-538	2,380	2,839	4,789	5,762
IT & Cloud	-4,186	-2,869	-8,997	-1,819	-1,740	-1,546	-1,977
Other	-982	-967	-2,804	-841	-758	-480	-310

Total	-4,798	-1,233	-12,339	-280	341	2,763	3,475

	2017			2016
Isolated quarters, As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1%	7%	-2%	5%	8%	12%	14%
IT & Cloud	-41%	-26%	-94%	-12%	-15%	-13%	-20%
Other	-48%	-44%	-143%	-33%	-32%	-20%	-13%

Total	-10%	-2%	-27%	0%	1%	5%	7%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,435	2,065	-538	15,770	13,390	10,551	5,762
IT & Cloud	-16,052	-11,866	-8,997	-7,082	-5,263	-3,523	-1,977
Other	-4,753	-3,771	-2,804	-2,389	-1,548	-790	-310

Total	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475

	2017			2016
Year to date As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2%	3%	-2%	10%	11%	13%	14%
IT & Cloud	-52%	-58%	-94%	-15%	-16%	-17%	-20%
Other	-77%	-90%	-143%	-25%	-22%	-16%	-13%

Total	-13%	-14%	-27%	3%	4%	6%	7%

EBITA AND EBITA MARGIN BY SEGMENT BY QUARTER

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	456	2,687	-353	2,586	3,042	4,994	5,970
IT & Cloud	-3,982	-2,640	-8,237	-1,571	-1,443	-1,306	-1,713
Other	-893	-835	-1,874	-655	-567	-290	-98

Total	-4,419	-788	-10,464	360	1,032	3,398	4,159

	2017			2016
Isolated quarters As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1%	7%	-1%	5%	8%	12%	15%
IT & Cloud	-39%	-24%	-86%	-11%	-12%	-11%	-17%
Other	-44%	-38%	-95%	-26%	-24%	-12%	-4%

Total	-9%	-2%	-23%	1%	2%	6%	8%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,790	2,334	-353	16,592	14,006	10,964	5,970
IT & Cloud	-14,859	-10,877	-8,237	-6,033	-4,462	-3,019	-1,713
Other	-3,602	-2,709	-1,874	-1,610	-955	-388	-98

Total	-15,671	-11,252	-10,464	8,949	8,589	7,557	4,159

	2017			2016
Year to date As a percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3%	3%	-1%	10%	12%	14%	15%
IT & Cloud	-48%	-53%	-86%	-13%	-14%	-14%	-17%
Other	-58%	-65%	-95%	-17%	-13%	-8%	-4%

Total	-11%	-12%	-23%	4%	5%	7%	8%

30      Ericsson  |  Third Quarter Report 2017

NET SALES BY MARKET AREA BY QUARTER*

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	7,474	7,730	8,009	9,718	7,678	7,730	7,905
North East Asia	5,563	5,853	5,561	9,623	6,122	6,041	5,579
North America	11,880	12,457	11,811	14,851	13,178	13,358	13,147
Europe and Latin America 1) 2)	14,128	15,231	12,707	19,128	15,104	17,082	15,100
Middle East and Africa	6,240	6,018	5,414	9,129	6,298	7,239	5,699
Other 1) 2)	2,511	2,650	2,867	2,766	2,696	2,658	4,779

Total	47,796	49,939	46,369	65,215	51,076	54,108	52,209

1) Of which in Sweden	568	701	925	843	690	477	1,113
2) Of which in EU	8,459	8,840	8,239	11,154	8,507	9,635	9,229

	2017			2016
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-3%	-3%	-18%	27%	-1%	-2%	-7%
North East Asia	-5%	5%	-42%	57%	1%	8%	-37%
North America	-5%	5%	-20%	13%	-1%	2%	-21%
Europe and Latin America 1) 2)	-7%	20%	-34%	27%	-12%	13%	-31%
Middle East and Africa	4%	11%	-41%	45%	-13%	27%	-36%
Other 1) 2)	-5%	-8%	4%	3%	1%	-44%	-44%

Total	-4%	8%	-29%	28%	-6%	4%	-29%

1) Of which in Sweden	-19%	-24%	10%	22%	45%	-57%	15%
2) Of which in EU	-4%	7%	-26%	31%	-12%	4%	-27%

	2017			2016
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-3%	0%	1%	14%	-9%	-3%	1%
North East Asia	-9%	-3%	0%	8%	-4%	-13%	-7%
North America	-10%	-7%	-10%	-11%	-8%	-8%	8%
Europe and Latin America 1) 2)	-6%	-11%	-16%	-13%	-20%	-12%	-15%
Middle East and Africa	-1%	-17%	-5%	2%	-25%	-21%	-15%
Other 1) 2)	-7%	0%	-40%	-67%	-6%	-3%	54%

Total	-6%	-8%	-11%	-11%	-14%	-11%	-2%

1) Of which in Sweden	-18%	47%	-17%	-13%	-39%	-20%	2%
2) Of which in EU	-1%	-8%	-11%	-12%	-20%	-16%	-15%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	23,213	15,739	8,009	33,031	23,313	15,635	7,905
North East Asia	16,977	11,414	5,561	27,365	17,742	11,620	5,579
North America	36,148	24,268	11,811	54,534	39,683	26,505	13,147
Europe and Latin America 1) 2)	42,066	27,938	12,707	66,414	47,286	32,182	15,100
Middle East and Africa	17,672	11,432	5,414	28,365	19,236	12,938	5,699
Other 1) 2)	8,028	5,517	2,867	12,899	10,133	7,437	4,779

Total	144,104	96,308	46,369	222,608	157,393	106,317	52,209

1) Of which in Sweden	2,194	1,626	925	3,123	2,280	1,590	1,113
2) Of which in EU	25,538	17,079	8,239	38,525	27,371	18,864	9,229

	2017			2016
Year to date, year-over-year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	0%	1%	1%	1%	-4%	-1%	1%
North East Asia	-4%	-2%	0%	-3%	-8%	-10%	-7%
North America	-9%	-8%	-10%	-6%	-3%	-1%	8%
Europe and Latin America 1) 2)	-11%	-13%	-16%	-15%	-15%	-13%	-15%
Middle East and Africa	-8%	-12%	-5%	-15%	-21%	-18%	-15%
Other 1) 2)	-21%	-26%	-40%	-25%	16%	27%	54%

Total	-8%	-9%	-11%	-10%	-9%	-7%	-2%

1) Of which in Sweden	-4%	2%	-17%	-18%	-19%	-6%	2%
2) Of which in EU	-7%	-9%	-11%	-15%	-17%	-16%	-15%

*	As of Q2 2017, net sales by geographical area has been restated using the new structure of five Market Areas + Other, replacing the previous structure of 10 regions + Other. Broadcast services, reported as Region Other during 2016, is now reported per geographical area. In addition, part of the business related to former Telcordia, reported per geographical area during 2016, has been transferred to Other. All changes have been applied retrospectively to ensure valid comparisons between periods.

31      Ericsson  |  Third Quarter Report 2017

TOP 5 COUNTRIES IN SALES

Country	Q3		Jan-Sep
Percentage of Net sales	2017	2016	2017	2016

United States	26%	26%	26%	26%
China	7%	8%	8%	8%
India	6%	5%	5%	5%
Australia	4%	3%	4%	3%
Japan	4%	3%	4%	3%

NET SALES BY MARKET AREA BY SEGMENT

	Q3 2017				Jan-Sep 2017
SEK million	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	6,267	1,120	87	7,474	19,212	3,717	284	23,213
North East Asia	4,062	1,455	46	5,563	12,805	4,037	135	16,977
North America	9,624	1,989	267	11,880	28,806	6,329	1,013	36,148
Europe and Latin America	9,594	3,732	802	14,128	28,693	10,923	2,450	42,066
Middle East and Africa	4,279	1,878	83	6,240	12,201	5,187	284	17,672
Other	1,676	90	745	2,511	5,484	504	2,040	8,028

Total	35,502	10,264	2,030	47,796	107,201	30,697	6,206	144,104

Share of total	74%	22%	4%	100%	75%	21%	4%	100%

	Q3 2017
Sequential change, percent	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	0%	-15%	-27%	-3%
North East Asia	-1%	-14%	10%	-5%
North America	-3%	-3%	-41%	-5%
Europe and Latin America	-9%	-3%	-6%	-7%
Middle East and Africa	3%	7%	-9%	4%
Other	-6%	-55%	14%	-5%

Total	-4%	-6%	-8%	-4%

	Q3 2017				Jan-Sep 2017
Year over year change, percent	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and
India	-6%	23%	-33%	-3%	-2%	13%	-13%	0%
North East Asia	3%	-32%	7%	-9%	0%	-15%	10%	-4%
North America	-8%	-9%	-52%	-10%	-9%	2%	-39%	-9%
Europe and Latin America	-4%	-11%	-11%	-6%	-11%	-10%	-12%	-11%
Middle East and Africa	3%	-8%	-14%	-1%	-8%	-9%	7%	-8%
Other	-9%	-63%	21%	-7%	-24%	-46%	3%	-21%

Total	-4%	-12%	-13%	-6%	-9%	-7%	-13%	-8%

IPR LICENSING REVENUES BY SEGMENT BY QUARTER

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,526	1,562	1,609	1,612	1,610	1,724	3,064
IT & Cloud	191	195	201	202	201	216	383
Other	191	195	201	202	201	216	383

Total	1,908	1,952	2,011	2,016	2,012	2,156	3,830

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,697	3,171	1,609	8,010	6,398	4,788	3,064
IT & Cloud	587	396	201	1,002	800	599	383
Other	587	396	201	1,002	800	599	383

Total	5,871	3,963	2,011	10,014	7,998	5,986	3,830

32      Ericsson  |  Third Quarter Report 2017

PROVISIONS

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	10,412	10,560	6,357	3,245	3,387	3,532	3,838
Additions	1,942	1,403	6,365	4,349	666	839	492
Utilization/Cash out	-2,626	-1,324	-2,085	-976	-716	-794	-667
Of which restructuring	-1,461	-1,075	-1,586	-785	-529	-639	-487
Reversal of excess amounts	-32	-65	-66	-253	-129	-240	-67
Reclassification, translation difference and other	-120	-162	-11	-8	37	50	-64

Closing balance	9,576	10,412	10,560	6,357	3,245	3,387	3,532

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	6,357	6,357	6,357	3,838	3,838	3,838	3,838
Additions	9,710	7,768	6,365	6,346	1,997	1,331	492
Utilization/Cash out	-6,035	-3,409	-2,085	-3,153	-2,177	-1,461	-667
Of which restructuring	-4,122	-2,661	-1,586	-2,440	-1,655	-1,126	-487
Reversal of excess amounts	-163	-131	-66	-689	-436	-307	-67
Reclassification, translation difference and other	-293	-173	-11	15	23	-14	-64

Closing balance	9,576	10,412	10,560	6,357	3,245	3,387	3,532

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	739	1,018	1,015	1,699	1,384	1,572	1,474
Capitalized development expenses 1)	126	315	865	1,291	885	1,099	1,208
IPR, brands and other intangible assets	1	19	1	0	-4	13	5

Total	866	1,352	1,881	2,990	2,265	2,684	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	2,894	1,061	1,075	1,318	1,106	1,083	1,062
Capitalized development expenses	874	690	2,481	652	511	386	351
IPR, brands and other intangible assets	378	446	1,875	640	691	635	684

Total	4,146	2,197	5,431	2,610	2,308	2,104	2,097

1)	Including reclassification

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	2,772	2,033	1,015	6,129	4,430	3,046	1,474
Capitalized development expenses 1)	1,306	1,180	865	4,483	3,192	2,307	1,208
IPR, brands and other intangible assets	21	20	1	14	14	18	5

Total	4,099	3,233	1,881	10,626	7,636	5,371	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	5,030	2,136	1,075	4,569	3,251	2,145	1,062
Capitalized development expenses	4,045	3,171	2,481	1,900	1,248	737	351
IPR, brands and other intangible assets	2,699	2,321	1,875	2,650	2,010	1,319	684

Total	11,774	7,628	5,431	9,119	6,509	4,201	2,097

1)	Including reclassification

33      Ericsson  |  Third Quarter Report 2017

OTHER INFORMATION

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,331	3,334	3,331	3,331
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,069	3,072	3,069	3,069
Number of treasury shares, end of period (million)	54	66	54	66	62
Number of shares outstanding, basic, end of period (million)	3,280	3,265	3,280	3,265	3,269
Numbers of shares outstanding, diluted, end of period (million)	3,324	3,302	3,324	3,302	3,309
Average number of treasury shares (million)	56	67	58	59	60
Average number of shares outstanding, basic (million)	3,279	3,264	3,275	3,261	3,263
Average number of shares outstanding, diluted (million) 1)	3,323	3,301	3,320	3,298	3,303
Earnings per share, basic (SEK)	-1.35	-0.07	-4.99	1.02	0.53
Earnings per share, diluted (SEK) 1)	-1.34	-0.07	-4.93	1.01	0.52
Earnings per share (Non-IFRS), diluted (SEK) 2)	-0.55	0.34	-2.80	2.04	2.66

Ratios
Days sales outstanding	—	—	112	122	95
Inventory turnover days	86	86	77	79	69
Payable days	62	56	60	56	56
Equity ratio (%)	—	—	43.3%	48.6%	49.6%
Return on equity (%)	-15.0%	-0.7%	-17.1%	3.2%	1.2%
Return on capital employed (%)	-11.2%	0.2%	-13.6%	4.4%	3.2%
Capital turnover (times)	1.1	1.1	1.1	1.1	1.2
Cash conversion (%)	0.9%	-154.7%	13.0%	-83.8%	175.0%

Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	9.63	9.63	9.56
SEK/USD- closing rate	—	—	8.15	8.62	9.06

Other
Regional inventory, end of period	19,412	18,777	19,412	18,777	16,231
Export sales from Sweden	20,240	22,589	63,397	73,640	107,036

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

NUMBER OF EMPLOYEES

	2017			2016
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

South East Asia, Oceania and India	26,396	26,748	27,221	26,570	26,453	26,725	26,602
North East Asia	12,945	12,972	12,962	13,042	13,434	13,547	13,623
North America	10,665	11,073	11,253	11,547	12,229	13,838	14,081
Europe and Latin America 1)	50,832	53,173	54,194	54,873	56,035	56,477	55,009
Middle East and Africa	5,014	5,161	5,268	5,432	5,646	5,920	5,985

Total	105,852	109,127	110,898	111,464	113,797	116,507	115,300

1) Of which in Sweden	14,195	14,483	14,712	15,303	15,872	16,190	16,290

34      Ericsson  |  Third Quarter Report 2017

ITEMS EXCLUDING

RESTRUCTURING CHARGES

RESTRUCTURING CHARGES BY FUNCTION

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-817	-927	-1,460	-2,140	-546	-461	-328
Research and development expenses	-1,896	-344	-214	-1,531	-529	-422	-257
Selling and administrative expenses	-106	-243	-69	-978	-190	-138	-47

Total	-2,819	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-3,204	-2,387	-1,460	-3,475	-1,335	-789	-328
Research and development expenses	-2,454	-558	-214	-2,739	-1,208	-679	-257
Selling and administrative expenses	-418	-312	-69	-1,353	-375	-185	-47

Total	-6,076	-3,257	-1,743	-7,567	-2,918	-1,653	-632

RESTRUCTURING CHARGES BY SEGMENT

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1,549	-930	-1,447	-2,430	-557	-472	-434
of which cost of sales	-546	-616	-1,254	-1,341	-365	-342	-250
of which operating expenses	-1,003	-314	-193	-1,089	-192	-130	-184
IT & Cloud	-1,055	-454	-241	-1,810	-604	-478	-191
of which cost of sales	-210	-248	-168	-671	-109	-106	-76
of which operating expenses	-845	-206	-73	-1,139	-495	-372	-115
Other	-215	-130	-55	-409	-104	-71	-7
of which cost of sales	-61	-63	-38	-128	-72	-13	-2
of which operating expenses	-154	-67	-17	-281	-32	-58	-5

Total	-2,819	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-3,926	-2,377	-1,447	-3,893	-1,463	-906	-434
of which cost of sales	-2,416	-1,870	-1,254	-2,298	-957	-592	-250
of which operating expenses	-1,510	-507	-193	-1,595	-506	-314	-184
IT & Cloud	-1,750	-695	-241	-3,083	-1,273	-669	-191
of which cost of sales	-626	-416	-168	-962	-291	-182	-76
of which operating expenses	-1,124	-279	-73	-2,121	-982	-487	-115
Other	-400	-185	-55	-591	-182	-78	-7
of which cost of sales	-162	-101	-38	-215	-87	-15	-2
of which operating expenses	-238	-84	-17	-376	-95	-63	-5

Total	-6,076	-3,257	-1,743	-7,567	-2,918	-1,653	-632

35      Ericsson  |  Third Quarter Report 2017

GROSS INCOME AND GROSS MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

Isolated quarters,	2017			2016
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	9,638	10,973	9,234	13,124	10,232	12,864	13,261
IT & Cloud	2,594	3,076	-1,932	5,347	3,942	4,167	3,357
Other	720	811	596	689	832	925	1,100

Total	12,952	14,860	7,898	19,160	15,006	17,956	17,718

Isolated quarters,	2017			2016
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	27%	30%	26%	27%	28%	32%	33%
IT & Cloud	25%	28%	-20%	36%	34%	36%	34%
Other	35%	37%	30%	27%	36%	39%	45%

Total	27%	30%	17%	29%	29%	33%	34%

Year to date,	2017			2016
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	29,845	20,207	9,234	49,481	36,357	26,125	13,261
IT & Cloud	3,738	1,144	-1,932	16,813	11,466	7,524	3,357
Other	2,127	1,407	596	3,546	2,857	2,025	1,100

Total	35,710	22,758	7,898	69,840	50,680	35,674	17,718

Year to date,	2017			2016
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	28%	28%	26%	30%	31%	33%	33%
IT & Cloud	12%	6%	-20%	35%	35%	35%	34%
Other	34%	34%	30%	37%	40%	42%	45%

Total	25%	24%	17%	31%	32%	34%	34%

OPERATING INCOME AND OPERATING MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

Isolated quarters,	2017			2016
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,919	3,533	909	4,810	3,396	5,261	6,196
IT & Cloud	-3,131	-2,415	-8,756	-9	-1,136	-1,068	-1,786
Other	-767	-837	-2,749	-432	-654	-409	-303

Total	-1,979	281	-10,596	4,369	1,606	3,784	4,107

Isolated quarters,	2017			2016
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	5%	10%	3%	10%	9%	13%	16%
IT & Cloud	-31%	-22%	-92%	0%	-10%	-9%	-18%
Other	-38%	-38%	-140%	-17%	-28%	-17%	-12%

Total	-4%	1%	-23%	7%	3%	7%	8%

Year to date,	2017			2016
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6,361	4,442	909	19,663	14,853	11,457	6,196
IT & Cloud	-14,302	-11,171	-8,756	-3,999	-3,990	-2,854	-1,786
Other	-4,353	-3,586	-2,749	-1,798	-1,366	-712	-303

Total	-12,294	-10,315	-10,596	13,866	9,497	7,891	4,107

Year to date,	2017			2016
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6%	6%	3%	12%	13%	14%	16%
IT & Cloud	-47%	-55%	-92%	-8%	-12%	-13%	-18%
Other	-70%	-86%	-140%	-19%	-19%	-15%	-12%

Total	-9%	-11%	-23%	6%	6%	7%	8%

36      Ericsson  |  Third Quarter Report 2017

ALTERNATIVE PERFORMANCE MEASURES

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2016.

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2017			2016
Isolated quarter, sequential change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	—	—	–63	–35	—
Net FX impact	2,860	509	234	–2,446	–1,924	1,221	766
Comparable net sales, excluding FX impact	50,656	50,448	46,603	62,769	49,089	55,294	52,975
Sales growth adjusted for comparable units and currency (%)	1%	9%	–29%	23%	–9%	6%	–28%

	2017			2016
Isolated quarter, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	—	–49	–96	–95	–73
Net FX impact	1,761	–3,006	–2,435	–2,528	–200	2,329	655
Comparable net sales, excluding FX impact	49,557	46,933	43,934	62,638	50,780	56,342	52,791
Sales growth adjusted for comparable units and currency (%)	–3%	–13%	–16%	–15%	–14%	–7%	–1%

	2017			2016
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Acquired/divested business	—	—	—	–313	–264	–168	–73
Net FX impact	–3,680	–5,441	–2,435	254	2,783	2,983	655
Comparable net sales, excluding FX impact	140,424	90,867	43,934	222,549	159,912	109,132	52,791
Sales growth adjusted for comparable units and currency (%)	–11%	–15%	–16%	–10%	–8%	–4%	–1%

37      Ericsson  |  Third Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures,

as a percentage of net sales.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin (%)	25.4%	27.9%	13.9%	26.1%	28.3%	32.3%	33.3%

Gross income	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges included in cost of sales	817	927	1,460	2,140	546	461	328
Gross income, excluding restructuring charges	12,952	14,860	7,898	19,160	15,006	17,956	17,718

Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin, excluding restructuring charges (%)	27.1%	29.8%	17.0%	29.4%	29.4%	33.2%	33.9%

Operating expenses	–17,354	–15,417	–18,929	–17,689	–14,093	–14,514	–14,205
Restructuring charges included in R&D expenses	1,896	344	214	1,531	529	422	257
Restructuring charges included in selling and administrative expenses	106	243	69	978	190	138	47
Operating expenses, excluding restructuring charges	–15,352	–14,830	–18,646	–15,180	–13,374	–13,954	–13,901

Operating income	–4,798	–1,233	–12,339	–280	341	2,763	3,475
Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin (%)	–10.0%	–2.5%	–26.6%	–0.4%	0.7%	5.1%	6.7%

Operating income	–4,798	–1,233	–12,339	–280	341	2,763	3,475
Total restructuring charges	2,819	1,514	1,743	4,649	1,265	1,021	632
Operating income, excluding restructuring charges	–1,979	281	–10,596	4,369	1,606	3,784	4,107

Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin, excluding restructuring charges (%)	–4.1%	0.6%	–22.9%	6.7%	3.1%	7.0%	7.9%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin (%)	22.6%	21.2%	13.9%	29.8%	31.4%	32.8%	33.3%

Gross income	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges included in cost of sales	3,204	2,387	1,460	3,475	1,335	789	328
Gross income, excluding restructuring charges	35,710	22,758	7,898	69,840	50,680	35,674	17,718

Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin, excluding restructuring charges (%)	24.8%	23.6%	17.0%	31.4%	32.2%	33.6%	33.9%

Operating expenses	–51,700	–34,346	–18,929	–60,501	–42,812	–28,719	–14,205
Restructuring charges included in R&D expenses	2,454	558	214	2,739	1,208	679	257
Restructuring charges included in selling and administrative expenses	418	312	69	1,353	375	185	47
Operating expenses, excluding restructuring charges	–48,828	–33,476	–18,646	–56,409	–41,229	–27,855	–13,901

Operating income	–18,370	–13,572	–12,339	6,299	6,579	6,238	3,475
Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin (%)	–12.7%	–14.1%	–26.6%	2.8%	4.2%	5.9%	6.7%

Operating income	–18,370	–13,572	–12,339	6,299	6,579	6,238	3,475
Total restructuring charges	6,076	3,257	1,743	7,567	2,918	1,653	632
Operating income, excluding restructuring charges	–12,294	–10,315	–10,596	13,866	9,497	7,891	4,107

Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin, excluding restructuring charges (%)	–8.5%	–10.7%	–22.9%	6.2%	6.0%	7.4%	7.9%

38      Ericsson  |  Third Quarter Report 2017

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	–4,348	–996	–10,855	–1,597	–180	1,566	2,106
Taxes	–766	–176	–1,916	634	–76	670	903
Financial income and expenses	316	–61	432	683	597	527	466
Amortization and write-downs of acquired intangibles	379	445	1,875	640	691	635	684
EBITA	–4,419	–788	–10,464	360	1,032	3,398	4,159
Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
EBITA margin (%)	–9%	–2%	–23%	1%	2%	6%	8%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	–16,199	–11,851	–10,855	1,895	3,492	3,672	2,106
Taxes	–2,858	–2,092	–1,916	2,131	1,497	1,573	903
Financial income and expenses	687	371	432	2,273	1,590	993	466
Amortization and write–downs of acquired intangibles	2,699	2,320	1,875	2,650	2,010	1,319	684
EBITA	–15,671	–11,252	–10,464	8,949	8,589	7,557	4,159
Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
EBITA margin (%)	–11%	–12%	–23%	4%	5%	7%	8%

CASH CONVERSION

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as a percentage.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	–4,348	–996	–10,855	–1,597	–180	1,566	2,106
Net income reconciled to cash	–1,921	–833	–9,249	1,557	1,498	1,321	3,631
Cash flow from operating activities	–18	1	–1,541	19,412	–2,317	–713	–2,372
Cash conversion (%)	0.9%	–0.1%	16.7%	1,246.8%	–154.7%	–54.0%	–65.3%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	–16,199	–11,851	–10,855	1,895	3,492	3,672	2,106
Net income reconciled to cash	–12,003	–10,082	–9,249	8,007	6,450	4,952	3,631
Cash flow from operating activities	–1,558	–1,540	–1,541	14,010	–5,402	–3,085	–2,372
Cash conversion (%)	13.0%	15.3%	16.7%	175.0%	–83.8%	–62.3%	–65.3%

GROSS CASH AND NET CASH, END OF PERIOD

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest–bearing liabilities (which include: non-current borrowings and current borrowings).

	2017			2016
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	26,210	21,446	32,954	36,966	24,401	28,931	35,934
+ Interest-bearing securities, current	6,526	10,754	13,548	13,325	18,663	19,846	25,077
+ Interest-bearing securities, non-current	22,405	22,122	19,124	7,586	540	—	—
Gross cash, end of period	55,141	54,322	65,626	57,877	43,604	48,777	61,011
– Borrowings, current	3,004	3,230	9,514	8,033	9,007	9,653	2,414
– Borrowings, non-current	28,039	27,100	27,823	18,653	18,283	18,164	22,110
Net cash, end of period	24,098	23,992	28,289	31,191	16,314	20,960	36,487

39      Ericsson  |  Third Quarter Report 2017

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2017			2016
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	267,240	274,931	292,207	283,347	275,718	277,387	280,325
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,930	4,794	4,867	946	170	245	158
Deferred tax liabilities	1,736	1,838	1,888	2,147	2,052	2,036	2,098
Other non-current liabilities	2,563	2,602	2,699	2,621	2,127	2,030	1,834
Provisions, current	5,646	5,618	5,694	5,411	3,075	3,142	3,374
Trade payables	23,560	25,025	25,814	25,318	21,633	23,709	21,549
Other current liabilities	56,541	57,345	63,293	56,003	52,896	54,394	55,429

Capital employed	173,264	177,709	187,952	190,901	193,765	191,831	195,883

CAPITAL TURNOVER

Annualized net sales divided by average capital employed.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Annualized net sales	191,184	199,756	185,476	260,860	204,304	216,432	208,836
Average capital employed
Capital employed at beginning of period	177,709	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	175,487	182,831	189,427	192,333	192,798	193,857	195,517

Capital turnover (times)	1.1	1.1	1.0	1.4	1.1	1.1	1.1

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Annualized net sales	192,139	192,616	185,476	222,608	209,857	212,634	208,836
Average capital employed
Capital employed at beginning of period	190,901	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	182,083	184,305	189,427	193,026	194,458	193,491	195,517

Capital turnover (times)	1.1	1.0	1.0	1.2	1.1	1.1	1.1

RETURN ON CAPITAL EMPLOYED

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Financial income	-135	-22	-82	61	-226	139	-89
Annualized operating income + financial income	-19,732	-5,020	-49,684	-876	460	11,608	13,540
Average capital employed
Capital employed at beginning of period	177,709	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	175,487	182,831	189,427	192,333	192,798	193,857	195,517

Return on capital employed (%)	-11.2%	-2.7%	-26.2%	-0.5%	0.2%	6.0%	6.9%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Financial income	-239	-104	-82	-115	-176	50	-89
Annualized operating income + financial income	-24,812	-27,352	-49,684	6,184	8,537	12,576	13,540
Average capital employed
Capital employed at beginning of period	190,901	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	173,264	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	182,083	184,305	189,427	193,026	194,458	193,491	195,517

Return on capital employed (%)	-13.6%	-14.8%	-26.2%	3.2%	4.4%	6.5%	6.9%

40      Ericsson  |  Third Quarter Report 2017

EQUITY RATIO

Equity, expressed as a percentage of total assets.

	2017			2016
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	115,687	123,755	126,841	140,492	134,012	136,691	145,644
Total assets	267,240	274,931	292,207	283,347	275,718	277,387	280,325
Equity ratio (%)	43.3%	45.0%	43.4%	49.6%	48.6%	49.3%	52.0%

RETURN ON EQUITY

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	-4,452	-1,010	-10,897	-1,604	-233	1,587	1,966
Annualized	-17,808	-4,040	-43,588	-6,416	-932	6,348	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	123,045	126,105	139,817	133,138	135,746	144,699	146,525
Stockholders’ equity, end of period	115,072	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	119,059	124,575	132,961	136,478	134,442	140,223	145,612
Return on equity (%)	-15.0%	-3.2%	-32.8%	-4.7%	-0.7%	4.5%	5.4%

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	-16,359	-11,907	-10,897	1,716	3,320	3,553	1,966
Annualized	-21,812	-23,814	-43,588	1,716	4,427	7,106	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	139,817	139,817	139,817	146,525	146,525	146,525	146,525
Stockholders’ equity, end of period	115,072	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	127,445	131,431	132,961	143,171	139,832	141,136	145,612
Return on equity (%)	-17.1%	-18.1%	-32.8%	1.2%	3.2%	5.0%	5.4%

EARNINGS PER SHARE (NON-IFRS)

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2017			2016
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted	-1.34	-0.30	-3.29	-0.48	-0.07	0.48	0.60
Restructuring charges	0.71	0.38	0.45	0.97	0.27	0.22	0.13
Amortization and write-downs of acquired intangibles	0.08	0.09	0.42	0.13	0.14	0.13	0.14
EPS (Non-IFRS)	-0.55	0.17	-2.42	0.62	0.34	0.83	0.87

	2017			2016
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted	-4.93	-3.59	-3.29	0.52	1.01	1.08	0.60
Restructuring charges	1.54	0.83	0.45	1.59	0.62	0.35	0.13
Amortization and write-downs of acquired intangibles	0.59	0.51	0.42	0.55	0.41	0.27	0.14
EPS (Non-IFRS)	-2.80	-2.25	-2.42	2.66	2.04	1.70	0.87

41      Ericsson  |  Third Quarter Report 2017

FREE CASH FLOW

Cash flow from operating activities less net capital expenditures and other investments.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	-18	1	-1,541	19,412	-2,317	-713	-2,372
Net capital expenditures and other investments
Investments in property, plant and equipment	-739	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	12	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	371	9	3	-50	16	-480	-108
Product development	-126	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	42	-42	110	-2,341	-508	-890	735
Free cash flow	-458	-1,328	-3,239	14,308	-4,967	-4,704	-4,383

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	-1,558	-1,540	-1,541	14,010	-5,402	-3,085	-2,372
Net capital expenditures and other investments
Investments in property, plant and equipment	-2,772	-2,033	-1,015	-6,129	-4,430	-3,046	-1,474
Sales of property, plant and equipment	118	106	69	482	205	94	44
Acquisitions/divestments of subsidiaries and other operations, net	383	12	3	-622	-572	-588	-108
Product development	-1,306	-1,180	-865	-4,483	-3,192	-2,307	-1,208
Other investing activities	110	68	110	-3,004	-663	-155	735
Free cash flow	-5,025	-4,567	-3,239	254	-14,054	-9,087	-4,383

42      Ericsson  |  Third Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS, SALES OF CERTAIN INVESTMENTS AS WELL AS PROVISIONS AND ADJUSTMENTS REL ATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses, other operating income and expenses and operating income are presented excluding restructuring charges, write-down of assets, gains/losses on sales of certain investments and operations as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017			2016
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	47,796	49,939	46,369	65,215	51,076	54,108	52,209
Adjustments related to certain customer projects	-132	—	1,420	—	—	—	—
Adjusted net sales	47,664	49,939	47,789	65,215	51,076	54,108	52,209

Gross income	12,135	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges included in cost of sales	817	927	1,460	2,140	546	461	328
Provisions and adjustments related to certain customer projects impacting gross income	1,332	—	6,697	—	—	—	—
Adjusted gross income	14,284	14,860	14,595	19,160	15,006	17,956	17,718

Adjusted net sales	47,664	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted gross margin (%)	30.0%	29.8%	30.5%	29.4%	29.4%	33.2%	33.9%

Research and development expenses	-10,520	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Restructuring charges included in R&D expenses	1,896	344	214	1,531	529	422	257
Write-down of assets included in R&D expenses	—	—	1,934	—	—	—	—
Provisions and adjustments related to certain customer projects included in R&D expenses	—	—	217	—	—	—	—
Adjusted research and development expenses	-8,624	-8,021	-6,703	-7,359	-7,326	-6,983	-7,228

Selling and administrative expenses	-6,834	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720
Restructuring charges included in selling and administrative expenses	106	243	69	978	190	138	47
Write-down of assets included in selling and administrative expenses	—	—	1,362	—	—	—	—
Provisions and adjustments related to certain customer projects included in selling and administrative expenses	920	—	1,479	—	—	—	—
Adjusted selling and administrative expenses	-5,808	-6,809	-6,951	-7,821	-6,048	-6,971	-6,673

Other operating income and expenses	415	239	141	364	-3	-230	273
Gains/losses on sales of certain investments and operations	-313	—	—	—	—	—	—
Adjusted other operating income and expenses	102	239	141	364	-3	-230	273

Operating income	-4,798	-1,233	-12,339	-280	341	2,763	3,475
Total restructuring charges	2,819	1,514	1,743	4,649	1,265	1,021	632
Total write-down of assets	—	—	3,296	—	—	—	—
Total gains/losses on sales of certain investments and operations	-313	—	—	—	—	—	—
Total provisions and adjustments related to certain customer projects	2,252	—	8,393	—	—	—	—
Adjusted operating income	-40	281	1,093	4,369	1,606	3,784	4,107

Adjusted net sales	47,664	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted operating margin (%)	-0.1%	0.6%	2.3%	6.7%	3.1%	7.0%	7.9%

43      Ericsson  |  Third Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS, SALES OF CERTAIN INVESTMENTS AS WELL AS PROVISIONS AND ADJUSTMENTS RELATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses, other operating income and expenses and operating income are presented excluding restructuring charges, write-down of assets, gains/losses on sales of certain investments and operations as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017			2016
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	144,104	96,308	46,369	222,608	157,393	106,317	52,209
Adjustments related to certain customer projects	1,288	1,420	1,420	—	—	—	—
Adjusted net sales	145,392	97,728	47,789	222,608	157,393	106,317	52,209

Gross income	32,506	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges included in cost of sales	3,204	2,387	1,460	3,475	1,335	789	328
Provisions and adjustments related to certain customer projects impacting gross income	8,029	6,697	6,697	—	—	—	—
Adjusted gross income	43,739	29,455	14,595	69,840	50,680	35,674	17,718

Adjusted net sales	145,392	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted gross margin (%)	30.1%	30.1%	30.5%	31.4%	32.2%	33.6%	33.9%

Research and development expenses	-27,953	-17,433	-9,068	-31,635	-22,745	-14,890	-7,485
Restructuring charges included in R&D expenses	2,454	558	214	2,739	1,208	679	257
Write-down of assets included in R&D expenses	1,934	1,934	1,934	—	—	—	—
Provisions and adjustments related to certain customer projects included in R&D expenses	217	217	217	—	—	—	—
Adjusted research and development expenses	-23,348	-14,724	-6,703	-28,896	-21,537	-14,211	-7,228

Selling and administrative expenses	-23,747	-16,913	-9,861	-28,866	-20,067	-13,829	-6,720
Restructuring charges included in selling and administrative expenses	418	312	69	1,353	375	185	47
Write-down of assets included in selling and administrative expenses	1,362	1,362	1,362	—	—	—	—
Provisions and adjustments related to certain customer projects included in selling and administrative expenses	2,399	1,479	1,479	—	—	—	—
Adjusted selling and administrative expenses	-19,568	-13,760	-6,951	-27,513	-19,692	-13,644	-6,673

Other operating income and expenses	795	380	141	404	40	43	273
Gains/losses on sales of certain investments and operations	-313	—	—	—	—	—	—
Adjusted other operating income and expenses	482	380	141	404	40	43	273
Operating income	-18,370	-13,572	-12,339	6,299	6,579	6,238	3,475
Total restructuring charges	6,076	3,257	1,743	7,567	2,918	1,653	632
Total write-down of assets	3,296	3,296	3,296	—	—	—	—
Total gains/losses on sales of certain investments and operations	-313	—	—	—	—	—	—
Total provisions and adjustments related to certain customer projects	10,645	8,393	8,393	—	—	—	—
Adjusted operating income	1,334	1,374	1,093	13,866	9,497	7,891	4,107

Adjusted net sales	145,392	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted operating margin (%)	0.9%	1.4%	2.3%	6.2%	6.0%	7.4%	7.9%

44      Ericsson  |  Third Quarter Report 2017